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                                                                    EXHIBIT 99.3


                             MARSHALL EDWARDS, INC.



                               NOVEMBER 26, 2003

Dear Broker:


     We are undertaking an initial public offering of common stock units and conducting a Directed Share Subscription Program as part of the offering. Under this program, each U.S. holder of our common stock, each U.S. holder of ordinary shares of our parent, Novogen Limited, and each U.S. holder of Novogen ADRs, in each case, who beneficially owned these securities as of the close of business on October 20, 2003, will be eligible to subscribe for a minimum of one round lot. There is no maximum number of units that any one eligible holder may subscribe for under the Directed Share Subscription Program, but the units must be purchased in round lot increments. While eligible holders are not guaranteed to receive the full amount of units that they subscribed for, each will receive at least one round lot. The price per unit under this program will be the same price that all investors will pay in our initial public offering.


     The opportunity to participate in this program may not be transferred. There will be no trading market for this subscription opportunity.


     IN ORDER FOR YOUR CUSTOMERS TO PURCHASE UNITS UNDER THE PROGRAM, YOU WILL HAVE TO ACT PROMPTLY AND FORWARD THE FOLLOWING MATERIALS: (I) LETTER TO ELIGIBLE SECURITY HOLDERS FROM MARSHALL EDWARDS, INC.; (II) EXPRESSION OF INTEREST FORM;
(III) SUBSCRIPTION FORM; (IV) NEW CLIENT ACCOUNT FORM; AND (V) IRS FORM W-9.



     Subscription forms and payments cannot be accepted until after we have determined our initial public offering price. Once the initial public offering price has been determined, we will take the actions outlined in the accompanying letter to publicize the subscription price and the date by which eligible holders must respond to the offer. The Depository Trust Company has advised us that they will notify their participants electronically of the initial public offering price and the expiration date for this program. Innisfree M&A Incorporated, the Information Agent, will provide you with final prospectuses for distribution to the eligible holders who received a preliminary prospectus. Banks and brokers who require additional copies of any documents may call Innisfree collect at 212-750-5833.



     All subscription forms and payments must be received by Janney Montgomery Scott LLC, our dealer manager for the Directed Share Subscription Program and underwriter of our initial public offering, by 3:00 p.m. New York City time on the third business day after we have determined the initial public offering price.


     A Registration Statement relating to the common stock units has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This notice shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


     If you have any questions regarding the Directed Share Subscription Program, please call Innisfree M&A Incorporated, the Information Agent, collect at 212-750-5833 (beneficial owners may call toll free at 877-456-3510). Please do not call Marshall Edwards directly.


                                          Sincerely,

                                          /s/ CHRISTOPHER NAUGHTON

                                          Christopher Naughton


                                          President and Chief Executive Officer